

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2014

<u>Via E-mail</u>
Kwang Hyun Kim
Chief Executive Officer
RadTek, Inc.
9900 Corporate Campus Drive
Suite 3000
Louisville, KY 40223

> **Re:** **RadTek, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 26, 2014**
> **File No. 333-195548**

Dear Mr. Kim:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment 1. We are unclear how Mr. Sun-Pil Kim, Mr. Kwang Hyun Kim, and Mr. Jae Chan Kim have knowledge or expertise in U.S. GAAP. Please revise your filing to provide risk factor disclosure indicating that you may conclude that your internal control over financial reporting is not effective due to lack of sufficient accounting staff with knowledge or expertise in U.S. GAAP.

Investment Agreement, page 19

2.   We note your response to comment 7 of our comment letter dated May 27, 2014 and re-issue the comment in part. Please revise your disclosure to give a quantitative hypothetical example of how the "suspension price" would work or advise.

Marketing Strategy, page 27

3.   We note your response to comment 10 of our comment letter dated May 27, 2014. Please
        tell us your basis for including the names of the "potential customers." For instance,
        please revise to summarize material agreement with such potential customers.
        Alternatively, please delete all such references.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
29

4.   Please tell us and disclose the reason for the increase in your prepaid expenses and other
        assets. Reference is made to Item 303 of Regulation S-K.

Results of Operations, page 30

5.   We note the revised disclosure regarding your results for the first quarter. For your year
        end results, you have revised to discuss actual sales experience with the FIS, CIS and
        other services. Please revise to provide similar detail for your interim period discussion.

Changes in and disagreements with accountants on accounting and financial disclosure, page 41

6.   In regard to your change in independent registered public accounting firm, please provide
        the disclosures required per Item 304 of Regulation S-K including an Exhibit 16 letter.

Experts, page 43

7.   Please tell us how you complied with Item 509 of Regulation S-K, or tell us how you
        determined it was not necessary to reference Kim and Lee Corporation, CPAs as experts
        in accounting and auditing.

Financial Statements for the year ended December 31, 2013

Report of Independent Registered Public Accounting Firm, page 47

8.   To the extent Kim and Lee Corporation, CPAs conducted their audit in accordance with
        the standards of the Public Company Accounting Oversight Board (United States), please
        have them revise their audit opinion to reflect that fact.

9.   We note your 2012 audit opinion is qualified. Please tell us how this audit opinion
        complies with Rule 2-02 of Regulation S-X.

Consolidated Notes to Financial Statements, page 53

Note 1 – Nature of Business, page 53

(a) Description of Business, page 53

10.   We note your responses to our prior comments 19 and 20. Since it appears you
        completed the investment transaction in February 2013, please tell us how you
        determined it was appropriate to record the investment on your balance sheet at
        December 31, 2012. Further, please clarify the nature of the February 2013 acquisition
        and how you determined it was appropriate to account for this transaction as an
        investment. Also, please clarify the nature of the November 2013 transaction and how
        you determined it was appropriate to account for this transaction as a reverse merger. In
        your response, please reference the authoritative accounting literature management relied
        upon.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel